# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 14185 Dallas Parkway, Suite 1200, Dallas, Texas (TX), 75254
Date of event which requires filing of this statement: 11/11/2025
Filed by CIK 0001720183
Persons authorized to receive notices and communications: Blackwells Capital LLC, Attention: Jason Aintabi, 400 Park Avenue, 4th Floor, New York, New York (NY), 10022, (212) 792-6096

## Reporting persons
- Blackwells Capital LLC (CIK 0001720183): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 969,500; sole dispositive power 0; shared dispositive power 969,500; aggregate amount beneficially owned 969,500 (1.4% of the class)
  Comment: Aggregate amount beneficially owned represented in Row (11) includes 531,000 shares of the Common Stock underlying American-style exchange-traded call options described in Items 5 and 6 below.
  
  Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer (as defined below) outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on November 7, 2025.
- Jason Aintabi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 3,969,500; sole dispositive power 0; shared dispositive power 3,969,500; aggregate amount beneficially owned 3,969,500 (5.8% of the class)
  Comment: Aggregate amount beneficially owned represented in Row (11) includes 531,000 shares of the Common Stock underlying American-style exchange-traded call options described in Items 5 and 6 below.
  
  Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- BW Coinvest Management I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (4.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- Blackwells Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (4.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- Vandewater Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,969,500; sole dispositive power 0; shared dispositive power 3,969,500; aggregate amount beneficially owned 3,969,500 (5.8% of the class)
  Comment: Aggregate amount beneficially owned represented in Row (11) includes 531,000 shares of the Common Stock underlying American-style exchange-traded call options described in Items 5 and 6 below.
  
  Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- Blackwells Holding Co. LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,969,500; sole dispositive power 0; shared dispositive power 3,969,500; aggregate amount beneficially owned 3,969,500 (5.8% of the class)
  Comment: Aggregate amount beneficially owned represented in Row (11) includes 531,000 shares of the Common Stock underlying American-style exchange-traded call options described in Items 5 and 6 below.
  
  Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 Dallas Parkway, Suite 1200, Dallas, Texas (TX), 75254

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

1. Blackwells Capital LLC, a Delaware limited liability company ("Blackwells Capital"), with respect to the shares of Common Stock, $0.01 par value per shares (the "Shares") it directly beneficially owns;

2. BW Coinvest Management I LLC, a Delaware limited liability company ("BW Coinvest"), with respect to the Shares it directly beneficially owns;

3. Blackwells Asset Management LLC, a Delaware limited liability company ("Blackwells Asset Management"), as the sole member of BW Coinvest;

4. Blackwells Holding Co. LLC, a Delaware limited liability company ("Blackwells Holding Co."), as the sole member of Blackwells Asset Management and as the sole member of Blackwells Capital;

5. Vandewater Capital Holdings, LLC, a Delaware limited liability company ("Vandewater"), as the sole member of Blackwells Holding Co.; and

6. Jason Aintabi, as the managing partner of Vandewater.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
400 Park Avenue, 4th Floor
New York, New York 10022
Present principal occupation or employment: Blackwells Capital is a private investment fund. Mr. Aintabi is the managing partner of Vandewater. Vandewater is the sole member of Blackwells Holding Co. Blackwells Holding Co. is the sole member of Blackwells Asset Management and the sole member of Blackwells Capital. Blackwells Asset Management is the sole member of BW Coinvest. By virtue of these relationships, Mr. Aintabi, Vandewater and Blackwells Holding Co. may be deemed to beneficially own the Shares owned directly by BW Coinvest and owned directly by Blackwells Capital. By virtue of these relationships, Blackwells Asset Management also may be deemed to beneficially own the Shares owned directly by BW Coinvest.
Criminal convictions in the last five years: No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Blackwells Capital, BW Coinvest, Blackwells Holding Co, Vandewater and Blackwells Asset Management are organized under the laws of the State of Delaware. Mr. Aintabi is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares beneficially owned by each of Blackwells Capital, BW Coinvest, Blackwells Holding Co., Vandewater, Blackwells Asset Management and Mr. Aintabi were purchased with the proceeds of the Loan Agreement (as defined below), working capital and personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,969,500 Shares beneficially owned by each of Mr. Aintabi, Vandewater and Blackwells Holding Co. (including the options to purchase 531,000 Shares) is approximately $11,538,221, excluding brokerage commissions. The aggregate purchase price of the 3,000,000 Shares beneficially owned by each of BW Coinvest and Blackwells Asset Management is approximately $10,050,000, excluding brokerage commissions. The aggregate purchase price of the 969,500 Shares beneficially owned by Blackwells Capital (including the options to purchase 531,000 Shares) is approximately $1,488,221, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously announced, on July 2, 2024, Braemar Hotels & Resorts Inc. (the "Issuer") entered into a Cooperation Agreement (the "Cooperation Agreement") with Blackwells Capital and certain other parties thereto regarding the withdrawal of the Blackwells Capital proxy campaign involving the Issuer that was ongoing at the time, the dismissal of pending litigation involving the parties, the terms of certain "standstill" restrictions applicable to Blackwells Capital and its affiliates, and certain other matters. Concurrently with the entry into the Cooperation Agreement, certain of the parties thereto also entered into a Share Ownership Agreement (the "Share Ownership Agreement") and a Loan Agreement (the "Loan Agreement" and together with the Cooperation Agreement and the Share Ownership Agreement, the "Transaction Agreements"), pursuant to which Blackwells Capital or its affiliates agreed to purchase 3,500,000 shares of the Company's common stock in the open market, financed in part by the Issuer. The Loan Agreement, the Cooperation Agreement and the Share Ownership Agreement are set forth as Exhibits 99.3, 99.4 and 99.5, respectively, and incorporated herein by reference.

The Reporting Persons purchased the Shares and the options to purchase Shares based on their belief that the Shares and options to purchase Shares, when purchased, were undervalued and represented an attractive investment opportunity. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Shares and the options to purchase Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate and to the extent permitted by the terms of the Transaction Agreements including, without limitation, engaging in communications with management and the board of directors of the Issuer, discussing with the Issuer the potential repayment of the Loan Agreement and the terms thereof, purchasing additional Shares or options to purchase Shares, selling some or all of their Shares or options to purchase Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares or options to purchase Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported by each Reporting Person named here is based on 68,219,432 Shares of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.

As of the date hereof, BW Coinvest beneficially owned 3,000,000 Shares, constituting approximately 4.4% of the Shares outstanding.

As of the date hereof, Blackwells Asset Management beneficially owned 3,000,000 Shares, constituting approximately 4.4% of the Shares outstanding, consisting of 3,000,000 Shares beneficially owned directly by BW Coinvest, which Blackwells Asset Management, as the sole member of BW Coinvest, may be deemed to beneficially own.

As of the date hereof, Blackwells Capital beneficially owned 969,500 Shares, constituting approximately 1.4% of the Shares outstanding, consisting of 438,500 Shares and options to purchase 531,000 Shares owned directly by Blackwells Capital.

As of the date hereof, Blackwells Holding Co. beneficially owned 3,969,500 Shares, constituting approximately 5.8% of the Shares outstanding, consisting of (i) 969,500 Shares beneficially owned directly by Blackwells Capital, which Blackwells Holding Co., as the sole member of Blackwells Capital, may be deemed to beneficially own, and (ii) the 3,000,000 Shares beneficially owned in the aggregate by Blackwells Asset Management, which Blackwells Holding Co., as the sole member of Blackwells Asset Management, may be deemed to beneficially own.

As of the date hereof, Vandewater beneficially owned 3,969,500 Shares, constituting approximately 5.8% of the Shares outstanding, consisting of 3,969,500 Shares beneficially owned in the aggregate by Blackwells Holding Co., which Vandewater, as the sole member of Blackwells Holding Co., may be deemed to beneficially own.

As of the date hereof, Mr. Aintabi beneficially owned 3,969,500 Shares, constituting approximately 5.8% of the Shares outstanding, consisting of 3,969,500 Shares, which Mr. Aintabi, as owner and managing partner of Vandewater, may be deemed to beneficially own.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Blackwells Capital

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 969,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 969,500

Mr. Aintabi
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,969,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,969,500

BW Coinvest
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,000,000

Blackwells Asset Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,000,000

Vandewater
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,969,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,969,500

Blackwells Holding Co.
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,969,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,969,500
Transactions in the class effected during the past sixty days: Exhibit 99.2 sets forth all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Aintabi, Vandewater, Blackwells Holding Co. and Blackwells Capital beneficially own call options for 531,000 Shares with a strike price of $2.50 and which expire on December 19, 2025.

On November 18, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than described herein, there are no contracts, arrangements, understanding or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated November 18, 2025
99.2 Schedule of transactions for Item 5(c) of Schedule 13D
99.3 Loan Agreement, dated July 2, 2024, by and between BW Coinvest I, LLC, Jason Aintabi, Vandewater Holdings, LLC, Blackwells Holding Co. LLC, Blackwells Asset Management LLC and Braemar Hospitality Limited Partnership (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K filed on July 2, 2024)
99.4 Cooperation Agreement, dated July 2, 2024, by and among Braemar Hotels & Resorts, Inc. Ashford Hospitality Trust, Inc., Ashford Inc., Blackwells Capital LLC, Blackwells Onshore I LLC, Blackwells Holding Co. LLC, Vandewater Capital Holdings, LLC, Blackwells Asset Management LLC, BW Coinvest Management I LLC and Jason Aintabi (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K filed on July 2, 2024)
99.5 Share Ownership Agreement, dated July 2, 2024, by and among Braemar Hotels & Resorts Inc., Ashford Hospitality Trust, Inc., Ashford Inc., Blackwells Capital LLC, Blackwells Onshore I LLC, Blackwells Holding Co. LLC, Vandewater Capital Holdings, LLC, Blackwells Asset Management LLC, BW Coinvest Management I LLC and Jason Aintabi (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K filed on July 2, 2024)

## Signatures
- Blackwells Capital LLC: /s/ Jason Aintabi, Jason Aintabi, as Chief Investment Officer of Blackwells Capital LLC (11/18/2025)
- Jason Aintabi: /s/ Jason Aintabi, Jason Aintabi (11/18/2025)
- BW Coinvest Management I LLC: /s/ Jason Aintabi, Jason Aintabi, as President & Secretary of BW Coinvest Management I LLC (11/18/2025)
- Blackwells Asset Management LLC: /s/ Jason Aintabi, Jason Aintabi, as Chief Executive Officer, President and Secretary of Blackwells Asset Management LLC (11/18/2025)
- Vandewater Capital Holdings, LLC: /s/ Jason Aintabi, Jason Aintabi, as President and Secretary of Vandewater Capital Holdings, LLC (11/18/2025)
- Blackwells Holding Co. LLC: /s/ Jason Aintabi, Jason Aintabi, as Chief Executive Officer, President and Secretary of Blackwells Holding Co. LLC (11/18/2025)